Level Brands, Inc.
4521 Sharon Road, Suite 407
Charlotte, NC 28211

Telephone (704) 362-6345

'CORRESP'

September 25, 2018

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Attention:
Jay E. Ingram, Legal Branch Chief
Edward M. Kelly, Special Counsel

Re:
Level Brands, Inc. (the "Company")
Draft Registration Statement on Form S-1
Submitted September 11, 2018
CIK 0001644903

Ladies and Gentlemen:

This letter is confidentially submitted on behalf of the Company in response to comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Company’s confidential submission of its Draft Registration Statement on Form S-1 submitted on September 11, 2018, as set forth in the staff’s letter dated September 24, 2018. The Company is concurrently publicly filing its Registration Statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the staff’s comments. For reference purposes, the staff’s numbered comment has been reproduced in italics herein with the response immediately following such comment.

Draft Registration Statement submitted September 11, 2018

General

1.
Because you are ineligible to conduct an at the market offering under Rule 415(a)(4) of Regulation C, your offering must be conducted at a fixed price for the duration of the offering. Please confirm your understanding. In addition, please amend the registration statement to include all non-430A information before requesting effectiveness of the registration statement.

The Company hereby confirms its understanding that the offering described in the Registration Statement must be conducted at a fixed price for the duration of the offering. In accordance with the conversation of the Company’s counsel with the staff, the Registration Statement as filed includes an assumed offering price and all non-430A information based upon such assumed offering price.

We trust the foregoing sufficient responds to the staff’s comments. Brian A. Pearlman, Esq., counsel for the Company, will contact the staff regarding the timing of an acceleration request.

Sincerely, /s/ Mark S. Elliott Mark S. Elliott Chief Financial Officer and Chief Operating Officer

cc:
Brian A. Pearlman, Esq.
Gracin & Marlow, LLP